UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

SAFE BULKERS, INC.
(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

Apt. D11,
Les Acanthes
6, Avenue des Citronniers
MC98000 Monaco
(Address of principal executive office)

30-32 Avenue Karamanli
16673 Voula
Athens, Greece
(Address of representation office in Greece)

Dr. Loukas Barmparis
President
30-32 Avenue Karamanli
16673 Voula
Athens, Greece
Telephone : +30 2 111 888 400
Facsimile : +30 2 111 878 500
(Name, Address, Telephone Number and Facsimile Number of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ____:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ____:

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference in our registration statement on Form F-3, as filed with the Securities and Exchange Commission on October 17, 2016, as amended on November 14, 2016 and as further amended on November 16, 2016 (File No. 333-214145), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.1 Underwriting Agreement, dated as of December 6, 2016, by and among Safe Bulkers, Inc., Stifel, Nicolaus & Company, Incorporated, DNB Markets, Inc. and each of the other underwriters named in Schedule A therein, for whom Stifel, Nicolaus & Company, Incorporated and DNB Markets, Inc. are acting as representatives, relating to the purchase of 13,600,000 shares of the Company’s common stock, par value $0.001 per share (“Common Stock”), as well as the 30-day option to purchase up to an additional 2,040,000 shares of Common Stock to cover over-allotments.

5.1 Opinion of Cozen O’Connor, special counsel on matters of Marshall Islands law to Safe Bulkers, Inc., dated December 9, 2016.

5.2 Opinion of Cadwalader, Wickersham & Taft LLP, special U.S. counsel to Safe Bulkers, Inc., dated December 9, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 9, 2016

SAFE BULKERS, INC.,

By:	/s/ KONSTANTINOS ADAMOPOULOS
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer